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L. STEVEN LESHIN DIRECT DIAL: (214) 468-3348 DIRECT FAX: (214) 740-7141 EMAIL: SLESHIN@HUNTON.COM FILE NO: 70152.000002

October 14, 2011

United States Securities and Exchange Commission                                                              VIA EDGAR
101 F Street, NE
Washington, DC 20549

Attention: John Cash, Accounting Branch Chief

Re: TOR Minerals International, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed March 24, 2011 Definitive Proxy Statement on Schedule 14A Filed April 4, 2011 File No. 0-17321

Ladies and Gentlemen:

On behalf of TOR Minerals International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the letter of John Cash, Accounting Branch Chief, dated October 6, 2011 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed March 24, 2011 and the Company’s Definitive Proxy Statement on Schedule 14A, filed April 4, 2011. The responses herein are based on information provided to this firm by the Company. The responses have been numbered and headings have been used to correspond to the comments as entitled and numbered in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. We note your disclosure on page nine of your Definitive Proxy Statement on Schedule 14A where you state that all reports required to be filed by Section 16(a) during the fiscal year ended December 31, 2010 were timely filed. In future filings, please check the Item 405 of Regulation S-K box on the cover page of the Form 10-K if all Section 16(a) reports were filed timely.

Company Response:

In future filings, the Company will check the Item 405 of Regulation S-K box on the cover page of the Form 10-K if all Section 16(a) reports were filed timely.

Equity Compensation Plan, page 14

2. In future filings, please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K and the staff’s no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Company Response:

In future filings, the Company will place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

3. In future filings, when multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your gross margin, as disclosed on page 23, was impacted by reduction in idle plant time, mix of products sold, and increase in sales price. Please revise your MD&A in future filings to separately quantify the specific reasons for material fluctuations between all periods presented wherever possible.

Company Response:

In future filings, when multiple factors contribute to fluctuations in a single financial statement line item, the Company will, where possible, separately quantify the impact of each factor. In future filings, the Company will ensure that it explains the majority of increases or decreases in each line item. In future filings, the Company will revise its MD&A to separately quantify the specific reasons for material fluctuations between all periods presented wherever possible.

Exhibits, page 38

4. We note that you incorporate Exhibits 10.12 and 10.13 by reference to exhibits filed with the company’s January 3, 2005 Form 8-K. It does not appear that any exhibits were filed with the Form 8-K dated January 3, 2005. If these agreements have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full agreements, including all schedules and exhibits.

Company Response:

These agreements have been filed as Exhibit 10.27 (as a single exhibit) to the Company’s Form 10-KSB filed March 24, 2006. In future filings, the Company will correct the exhibit list to accurately reference Exhibit 10.27.

5. On page 30, we note your discussion of certain amendments to credit facilities, such as the November 10, 2010 amendment to the HSBC banking facility, that were not filed as exhibits to your Form 10-K. If these agreements have been filed previously, please advise us as to where they are located. Otherwise, please either advise us as to why you are not required to file these agreements or file the full agreements, including all schedules and exhibits, with your next Exchange Act filing. This comment also applies to the June 27, 2011 and June 1, 2011 amendments to banking facilities discussed on page 22 of your Form 10-Q for the fiscal quarter ended June 30, 2011.

Company Response:

These agreements were not previously filed as the Company determined that the agreements were immaterial, but the Company has reviewed the Staff’s comment, and the Company will file these agreements with its next Exchange Act filing.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 16

6. In future filings, please include a footnote to the Summary Compensation Table disclosing the assumptions made in the valuation of the stock options grants by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis and whether the aggregate grant date fair value was computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction No. 1 to Item 402(n)(2)(v).

Company Response:

In future filings, the Company will include a footnote to the Summary Compensation Table disclosing the assumptions made in the valuation of the stock options grants by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis and whether the aggregate grant date fair value was computed in accordance with FASB ASC Topic 718.

The Company is filing a letter simultaneously with this letter in which the Company acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure contained in the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,

/s/ L. Steven Leshin
L. Steven Leshin

cc: Barbara Russell
     Douglas M. Berman